UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Extraordinary General Meeting Results

On January 17, 2019, Auris Medical Holding AG (“Auris Medical”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Changes to the Articles of Association

Auris Medical shareholders approved an increase in the authorized share capital to a maximum of CHF 326,122.66 through the issuance of not more than 16,306,133 registered shares by amendment of Article 3a para. 1 of the Articles of Association.

Auris Medical shareholders approved an increase in the conditional share capital for financing purposes to a maximum of CHF 293,510.40 through the issuance of not more than 14,675,520 registered shares by amendment of Article 3b para. 1 of the Articles of Association.

Auris Medical shareholders approved an increase in the conditional share capital for equity incentive plans to a maximum of CHF 32,612.26 through the issuance of not more than 1,630,613 registered shares by amendment of Article 3b para. 3 of the Articles of Association.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-228121) and the registration statement on Form S-8 (Registration Number 333-223855) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amended and Restated Articles of Association of Auris Medical Holding AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: January 17, 2019